================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             -----------------------

                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                                 (CUSIP Number)

                             MARJORIE L. REIFENBERG
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                             -----------------------

                                February 8, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------------                      ------------------------------
301953105                                                          Page  2 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO (limited liability company)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  3 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lazard Freres Real Estate Investors L.L.C.
                  13-3803708
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO (limited liability company)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  4 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Strategic Realty Investors II L.P.
                  13-3697806
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  5 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II Alternative Partnership L.P.
                  13-3996575
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  6 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II-CADIM Alternative Partnership L.P.
                  13-3992502
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN (limited partnership)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  7 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LFSRI II SPV REIT Corp.
                  13-4066490
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  8 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prometheus Southeast Retail L.L.C.
                  13-3994010
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00 (limited liability company)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page  9 of 19
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Prometheus Southeast Retail Trust
                  13-4034461
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       None
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        21,052,631
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  67.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00 (real estate investment trust)
--------------------------------------------------------------------------------

----------------------------                      ------------------------------
301953105                                                          Page 10 of 19
----------------------------                      ------------------------------

                  This Amendment No. 5, dated February 27, 2001, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), Prometheus Southeast Retail LLC, a Delaware limited liability company ("Prometheus"), and Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust," and together with Lazard, LFREI, LFSRI II, Alternative, CADIM, SPV and Prometheus, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998, as amended, filed by Prometheus and LFSRI II (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by the addition of the following information to paragraphs (c), (d) and (e) thereof:

                  (c). Schedules 1, 2, 3 and 4 to the Initial Schedule 13D are hereby amended to read in their entirety in the form attached hereto.

                  (d) and (e). During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 or 4 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceedings, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As previously reported in Amendment No. 4 dated April 24, 2000 to the Initial Schedule 13D, pursuant to an Omnibus Amendment, dated as of April 24, 2000, SPV increased its borrowings under the Loan Agreement by an additional $10 million on April 24, 2000. The Omnibus Amendment was inadvertently omitted from the materials filed as exhibits to Amendment No. 4 to the Initial Schedule 13D and is attached hereto and incorporated by reference herein as Exhibit 1.

                  On February 8, 2001, SPV, Senior Quarters Funding Corp., a Delaware corporation ("Senior Quarters" and together with SPV, collectively called "Borrower") and Capital Trust, Inc. entered into an Amended and Restated Loan Agreement dated as of February 8, 2001 (the "Amended and Restated Loan Agreement") and an Acknowledgment dated as of February 8, 2001 (the "Acknowledgment"). Pursuant to the Amended and Restated Loan Agreement and the Acknowledgment, Capital Trust, Inc. agreed to loan an aggregate of $110 million to Borrower (inclusive of amounts previously loaned by Capital Trust, Inc. to SPV, which remained outstanding on February 8, 2001) and to make certain amendments to the Loan Agreement. The foregoing summary of the Amended and Restated Loan Agreement and the Acknowledgment is not intended to be complete and is qualified in its entirety by reference to Exhibits 2 and 3 which are attached hereto and incorporated herein by reference.

----------------------------                      ------------------------------
301953105                                                          Page 11 of 19
----------------------------                      ------------------------------

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Omnibus Amendment dated as of April 24, 2000 by and between SPV and Capital Trust, Inc.

2. Amended and Restated Loan Agreement dated as of February 8, 2001, by and between SPV, Senior Quarters and Capital Trust, Inc.

3. Acknowledgment dated as of February 8, 2001, among SPV, Senior Quarters and Capital Trust, Inc.

----------------------------                      ------------------------------
301953105                                                          Page 12 of 19
----------------------------                      ------------------------------

                  SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 27, 2001


                              LAZARD FRERES & CO. LLC


                              By:  /s/  Scott D. Hoffman
                                   --------------------------------------------
                                   Name:  Scott D. Hoffman
                                   Title: Managing Director


                              LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                              By:  /s/ John A. Moore
                                   --------------------------------------------
                                   Name:  John A. Moore
                                   Title: Principal and Chief Financial Officer


                              LF STRATEGIC REALTY INVESTORS II L.P.


                              By: Lazard Freres Real Estate Investors L.L.C. as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:  John A. Moore
                                        Title: Principal and Chief Financial
                                               Officer


                              LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                              By: Lazard Freres Real Estate Investors L.L.C. as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:  John A. Moore
                                        Title: Principal and Chief Financial
                                               Officer

----------------------------                      ------------------------------
301953105                                                          Page 13 of 19
----------------------------                      ------------------------------


                              LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.


                              By: Lazard Freres Real Estate Investors L.L.C. as general partner


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:  John A. Moore
                                        Title: Principal and Chief Financial
                                               Officer


                              LFSRI II SPV REIT CORP.


                              By:  /s/ John A. Moore
                                   --------------------------------------------
                                   Name:  John A. Moore
                                   Title: Vice President and Chief Financial
                                          Officer


                              PROMETHEUS SOUTHEAST RETAIL L.L.C.


                                    By:   LFSRI II SPV REIT Corp.
                                          as managing member


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President and Chief
                                               Financial Officer


                              PROMETHEUS SOUTHEAST RETAIL TRUST


                              By:  /s/ John A. Moore
                                   --------------------------------------------
                                   Name:  John A. Moore
                                   Title: Vice President and Chief Financial
                                          Officer

----------------------------                      ------------------------------
301953105                                                          Page 14 of 19
----------------------------                      ------------------------------


                                   SCHEDULE I

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person, is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, NY 10020 and each person is a citizen of the United States.


                         BUSINESS ADDRESS AND
                         PRINCIPAL OCCUPATION
NAME                     (IF OTHER THAN AS INDICATED ABOVE)      CITIZENSHIP
----                     --------------------------------        -----------

Michel A. David-Weill    Chairman of Lazard LLC and Lazard       France
                         Freres & Co. LLC

Norman Eig

Steven J. Golub

Herbert W. Gullquist

Kenneth M. Jacobs

William R. Loomis, Jr.   Chief Executive Officer of Lazard Freres
                          & Co.  LLC and Lazard LLC

David L. Tashjian

----------------------------                      ------------------------------
301953105                                                          Page 15 of 19
----------------------------                      ------------------------------


                                   SCHEDULE 2

                           Lazard Board of Lazard LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                         PRINCIPAL OCCUPATION
NAME                     AND BUSINESS ADDRESS                    CITIZENSHIP
----                     --------------------------------        -----------

Michel A. David-Weill    Chairman of Lazard LLC and of Lazard    France
                         Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020, USA

Antoine Bernheim         Investor                                France
                         Chairman of Assicurazioni Generali
                         S.p.A.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Francois Voss            Managing Director of Lazard             France
                         Freres S.A.S.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Didier Pfeiffer          President du Conseil de Surveillance    France
                         Fonds de Garantie des Assurances
                         de Personnes
                         30-32 rue de Taitbout
                         75311 Paris Cedex 09 France

Alain Merieux            President Director General (CEO)        France
                         BioMerieux S.A. and BioMerieux
                         Alliance
                         69280 Marcy L'Etoile
                         France

Jean Guyot               Investor                                France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Bruno M. Roger           Managing Director of Lazard Freres      France
                         S.A.S.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

----------------------------                      ------------------------------
301953105                                                          Page 16 of 19
----------------------------                      ------------------------------

                         PRINCIPAL OCCUPATION
NAME                     AND BUSINESS ADDRESS                    CITIZENSHIP
----                     --------------------------------        -----------

William R. Loomis, Jr.   Chief Executive Officer and Managing    USA
                         Director of Lazard Freres & Co. LLC
                         and Chief Executive Officer of Lazard LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

David J. Verey           Chairman, Chief Executive, Managing     United Kingdom
                         Director and Executive Director of
                         Lazard Brothers & Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

Gerardo Braggiotti       Managing Director of Lazard Freres      Italy
                         S.A.S. and Lazard Freres & Co. LLC
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

----------------------------                      ------------------------------
301953105                                                          Page 17 of 19
----------------------------                      ------------------------------


                                   SCHEDULE 3

        Executive Committee of Lazard Strategic Coordination Company LLC

                  Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                         PRINCIPAL OCCUPATION
NAME                     AND BUSINESS ADDRESS                    CITIZENSHIP
----                     --------------------------------        -----------

Michel A. David-Weill    Chairman of Lazard LLC and of Lazard    France
                         Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020, USA

Gerardo Braggiotti       Managing Director of Lazard Freres      Italy
                         S.A.S. and Lazard Freres & Co. LLC
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Norman Eig               Managing Director of Lazard Freres &    USA
                         Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Kenneth M. Jacobs        Managing Director of Lazard Freres      USA
                         & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

William R. Loomis, Jr.   Chief Executive Officer and Managing    USA
                         Director of Lazard Freres & Co. LLC
                         and Chief Executive Officer of Lazard LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Georges Ralli            Managing Director of Lazard Freres      France
                         S.A.S.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

----------------------------                      ------------------------------
301953105                                                          Page 18 of 19
----------------------------                      ------------------------------


                         PRINCIPAL OCCUPATION
NAME                     AND BUSINESS ADDRESS                    CITIZENSHIP
----                     --------------------------------        -----------

Bruno M. Roger           Managing Director of Lazard Freres      France
                         S.A.S.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

William J. Rucker        Managing Director of Lazard Brothers &  United Kingdom
                         Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

David J. Tashjian        Managing Director of Lazard Freres &    USA
                         Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020, USA

David J. Verey           Chairman, Chief Executive, Managing     United Kingdom
                         Director and Executive Director of
                         Lazard Brothers & Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

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301953105                                                          Page 19 of 19
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                                   SCHEDULE 4

            The business address for each of the following persons is
                    30 Rockefeller Plaza, New York, NY 10020

        Executive Officers of Lazard Freres Real Estate Investors L.L.C.

NAME OF OFFICER                         PRESENT AND PRINCIPAL OCCUPATION
---------------                         --------------------------------

Robert C. Larson                        Chairman of Lazard Freres Real Estate
                                        Investors L.L.C. and Managing Director
                                        of Lazard Freres & Co. LLC

Michael G. Medzigian                    President and Chief Executive Officer of
                                        Lazard Freres Real Estate Investors
                                        L.L.C. and Managing Director of Lazard
                                        Freres & Co. LLC

Mark S. Ticotin                         Principal and Executive Vice President
                                        of Lazard Freres Real Estate Investors
                                        L.L.C.

John A. Moore                           Principal and Chief Financial Officer
                                        of Lazard Freres Real Estate Investors
                                        L.L.C.

Marjorie L. Reifenberg                  Principal, General Counsel and Secretary
                                        of Lazard Freres Real Estate Investors
                                        L.L.C.

Robert S. Underhill                     Principal of Lazard Freres Real Estate
                                        Investors L.L.C.

Henry C. Herms                          Controller of Lazard Freres Real Estate
                                        Investors L.L.C.

                  Executive Officers of LFSRI II SPV REIT Corp.

NAME OF OFFICER          TITLE               PRESENT AND PRINCIPAL OCCUPATION
---------------          -----               --------------------------------
Michael G. Medzigian     President           President and Chief Executive Officer of
                                             Lazard Freres Real Estate Investors
                                             L.L.C. and Managing Director of Lazard
                                             Freres & Co. LLC

Mark S. Ticotin          Vice President      Principal and Executive Vice President of
                                             Lazard Freres Real Estate Investors L.L.C.

John A. Moore            Vice President and  Principal and Chief Financial Officer of
                         Chief Financial     Lazard Freres Real Estate Investors L.L.C.
                         Officer

Henry C. Herms           Treasurer           Controller of Lazard Freres Real Estate
                                             Investors L.L.C.

Marjorie L. Reifenberg   Secretary           Principal, General Counsel and Secretary
                                             of Lazard Freres Real Estate Investors
                                             L.L.C.

             Executive Officers of Prometheus Southeast Retail Trust

NAME OF OFFICER          TITLE               PRESENT AND PRINCIPAL OCCUPATION
---------------          -----               --------------------------------
Michael G. Medzigian     President           President and Chief Executive Officer of
                                             Lazard Freres Real Estate Investors
                                             L.L.C. and Managing Director of Lazard
                                             Freres & Co. LLC

Mark S. Ticotin          Vice President      Principal and Executive Vice President of
                                             Lazard Freres Real Estate Investors L.L.C.

John A. Moore            Vice President and  Principal and Chief Financial Officer of
                         Chief Financial     Lazard Freres Real Estate Investors L.L.C.
                         Officer

Henry C. Herms           Treasurer           Controller of Lazard Freres Real Estate
                                             Investors L.L.C.

Marjorie L. Reifenberg   Secretary           Principal, General Counsel and Secretary
                                             of Lazard Freres Real Estate Investors
                                             L.L.C.